

Axos Financial, Inc. Q2 2021 Earnings Presentation

January 28, 2021

NYSE: AX

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, estimates of capital expenditures, plans for future operations, products or services, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2020 and our last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Net Loan Growth by Category for Second Quarter Ended December 31, 2020

axos

$ Millions

Category	Subcategory	Q2 FY21	Q1 FY21	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$4,068	$4,212	($144)
	SF Warehouse Lending	1,185	723	462
Multifamily & SB Commercial Mortgage	Multifamily	1,930	1,904	26
	Small Balance Commercial	433	395	38
Commercial Real Estate	CRE Specialty	2,586	2,346	240
	Lender Finance RE	135	98	37
Commercial & Industrial Non-RE	Lender Finance Non RE	510	544	(34)
	Equipment Leasing	130	148	(18)
	SBLOC & Other	293	175	118
Auto & Consumer	Auto	269	273	(4)
	Unsecured / OD	58	57	1
Other	PPP	140	163	(23)
	Refund Advance & Other	11	17	(6)
Loans & Leases		**$11,749**	**$11,055**	**$ 694**

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)



Allowance for Credit Losses (ACL) by Loan and Lease Category at December 31, 2020

$ Millions

	Loan Balance	ACL $	ACL %
Single Family Mortgage and Warehouse	$5,252.8	$ 32.8	0.62%
Multifamily & SB Commercial Mortgage	2,363.0	12.9	0.55%
Commercial Real Estate	2,720.9	56.7	2.08%
Commercial & Industrial Non-RE	933.1	19.1	2.05%
Auto & Consumer	327.3	7.4	2.26%
Other	151.5	7.5	4.95%
	$11,748.7	$ 136.4	1.16%

Loans & Leases

Credit Quality
No Loans in Forbearance and Decreasing NPA

axos

9/30/2020	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	% of Loans O/S
Single Family-Mortgage & Warehouse	$4,935.4	$0.0	0.00%	$132.9	2.69%
Multifamily and Commercial Mortgage	$2,299.3	$0.0	0.00%	$32.8	1.43%
Commercial Real Estate	$2,443.6	$0.0	0.00%	$0.0	0.00%
Commercial & Industrial - Non-RE	$866.5	$0.0	0.00%	$5.6	0.64%
Auto & Consumer	$330.1	$0.0	0.00%	$0.8	0.23%
Other	$180.2	$0.0	0.00%	$0.0	0.00%
Total	$11,055.2	$0.0	0.00%	$172.1	1.56%

12/31/2020	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$5,252.8	$0.0	0.00%	$117.2	2.23%
Multifamily and Commercial Mortgage	$2,363.0	$0.0	0.00%	$32.1	1.36%
Commercial Real Estate	$2,720.9	$0.0	0.00%	$16.6	0.61%
Commercial & Industrial - Non-RE	$933.1	$0.0	0.00%	$3.0	0.32%
Auto & Consumer	$327.3	$0.0	0.00%	$0.4	0.11%
Other	$151.9	$0.0	0.00%	$0.0	0.00%
Total	$11,749.1	$0.0	0.00%	$169.3	1.44%

Change from 9/30/20 to 12/31/20	Loans O/S	Loans in Forbearance or Deferral		NPAs	
Single Family-Mortgage & Warehouse	$317.5	$0.0		-$15.7	
Multifamily and Commercial Mortgage	$63.7	$0.0		-$0.7	
Commercial Real Estate	$277.3	$0.0		$16.6	
Commercial & Industrial - Non-RE	$66.6	$0.0		-$2.6	
Auto & Consumer	-$2.8	$0.0		-$0.4	
Other	-$28.3	$0.0		$0.0	
Total	$693.9	$0.0		-$2.8	

Contact Information

axos

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com